VF
5-27-04

ALL 5/27/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04019546

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacQuarie Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NORTH WACKER DRIVE, 9TH FLOOR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD E. SUTER (312) 499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPER LLP
(Name – *if individual, state last, first, middle name*)

ONE NORTH WACKER DRIVE (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

SEC MAIL PROCESSING SECTION
MAY 26 2004
WASH, D.C. 208

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONALD E. SUTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACQUARIE CAPITAL PARTNERS LLC, as of MARCH 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/08

Signature

PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Capital Partners LLC and Subsidiary

Consolidated Financial Statements
March 31, 2004

Macquarie Capital Partners LLC and Subsidiary
Index
March 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Members of
Macquarie Capital Partners LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of Macquarie Capital Partners LLC and Subsidiary (the "Company") at March 31, 2004, and the results of their operations and their cash flows for the period from January 1, 2003 through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 13, 2004

Macquarie Capital Partners LLC and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2004

Assets	
Cash and cash equivalents	$ 18,423,532
Accounts receivable	637,127
Investments, at market value (cost of $4,713,410)	5,039,027
Fixed assets, net of accumulated depreciation	209,857
Prepaid assets	264,233
Other assets	58,916
Total assets	$ 24,632,692
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 7,033,721
Deferred compensation payable	4,205,591
Total liabilities	11,239,312
Members' equity	
Members' capital	12,564,684
Accumulated other comprehensive income	828,696
Total members' equity	13,393,380
Total liabilities and members' equity	$ 24,632,692

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiary
Consolidated Statement of Operations
Period from January 1, 2003 through March 31, 2004

Revenues	
Placement agent fees	$ 28,361,958
12b-1 fees	317,019
Interest and other income	887,932
Total revenues	29,566,909
Expenses	
Payroll and related costs	16,146,447
Professional fees	1,248,835
Occupancy costs	743,781
Office expenses	476,124
Marketing and presentation costs	592,254
Travel and entertainment	736,911
Industry databases and publications	128,146
Regulatory fees and expenses	45,418
Insurance expense	238,505
Recruitment	134,295
Sales and franchise taxes	122,780
Depreciation	194,974
12b-1 fees	317,019
Other expenses	659,315
Total expenses	21,784,804
Net income	7,782,105
Other comprehensive income	
Foreign currency translation adjustments	743,917
Comprehensive income	$ 8,526,022

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiary
Consolidated Statement of Members' Equity
Period from January 1, 2003 through March 31, 2004

	Members' Capital	Accumulated Other Comprehensive Income	Total Members' Equity
Balance at December 31, 2002	$ 5,330,045	$ 84,779	$ 5,414,824
Net income	7,782,105	-	7,782,105
Capital contributions	3,850	-	3,850
Redemptions	(200)	-	(200)
Distributions	(551,116)	-	(551,116)
Foreign currency translation adjustments	-	743,917	743,917
Balance at March 31, 2004	$ 12,564,684	$ 828,696	$ 13,393,380

The accompanying notes are an integral part of these consolidated financial statements.

Macquarie Capital Partners LLC and Subsidiary
Consolidated Statement of Cash Flows
Period from January 1, 2003 through March 31, 2004

Cash flows from operating activities	
Net income	$ 7,782,105
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation expense	194,974
Realized loss on dispositions of fixed assets	981
Deferred compensation costs	1,907,478
Increase in accounts receivable	(372,446)
Increase in prepaid and other assets	(105,075)
Increase in accounts payable and accrued expenses	4,187,674
Net cash flows provided by operating activities	13,595,691
Cash flows from investing activities	
Purchase of fixed assets	(131,529)
Investment in deferred compensation plans	(1,912,782)
Net cash flows used in investing activities	(2,044,311)
Cash flows from financing activities	
Contributions	3,850
Distributions to members	(551,116)
Redemptions	(200)
Net cash flows used in financing activities	(547,466)
Net increase in cash and cash equivalents	11,003,914
Effect of foreign currency translations	743,917
Cash and cash equivalents	
Beginning of period	6,675,701
End of period	$ 18,423,532
Non-cash investing activities	
Increase in market value of investments	$ 646,214

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

Macquarie Capital Partners LLC ("MCP") and its wholly owned subsidiary, Macquarie Capital Partners Limited ("MCP Ltd."), (collectively, the "Company"), were formed for the purpose of providing global real estate investment banking services, including acting as a placement agent for private and public offerings and providing financial advisory services. MCP is a registered broker-dealer in the United States and has offices in Chicago and New York. MCP Ltd. is a licensed securities dealer in the UK and maintains an office in London. MCP does not take a position in any securities and does not hold customers' securities at any time.

During the period from January 1, 2003 through March 31, 2004, Class A and Class C members held 57.5% and 42.5% ownership interests in MCP, respectively. The Class A units are owned by Macquarie Real Estate Inc., a subsidiary of Macquarie Bank Limited. The Class C units are owned by management members of the Company. Per an amendment to the Second Amended and Restated LLC Agreement effective May 14, 2002, the overall Class A ownership percentage will be adjusted downward and the overall Class C ownership percentage will be adjusted upward by 2.5% on each April 1, such that on April 1, 2006 the ownership of MCP will reach and remain at 50% ownership by Class A and Class C members. In the event of liquidation, members' equity will be distributed in accordance with the Second Amended and Restated LLC Agreement.

Subsequent to December 31, 2002, the Company changed its year end from December 31 to March 31 to conform to the year end of its Class A member. Therefore, the financial statements include the period January 1, 2003 through March 31, 2004.

2. Summary of Significant Accounting Policies

Principles of Financial Presentation

The accompanying consolidated financial statements include the results of MCP and MCP Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the asset (generally three to ten years).

Investments

The Company's investments represent monies set aside to fund deferred compensation plans for management members. Investments are recorded at market value and consist of investments in mutual funds. Changes in the market values are recorded as other income.

Fees
Placement agent fees are recognized by the Company pursuant to the applicable placement agreement, generally upon the closing of the individual security issue for placement fees or upon completion of specified tasks.

12b-1 fees were received from a formerly affiliated mutual fund during the period from January 1, 2003 through March 31, 2004. Under an agreement, MCP transferred these 12b-1 fees to a former affiliate, Security Capital Research and Management Incorporated. This agreement was terminated in July 2003, and MCP is no longer receiving any 12b-1 fees.

Other Comprehensive Income
Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity pursuant to Statement of Financial Accounting Standard No. 52. MCP Ltd., whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive income as a separate component of members' equity.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Macquarie Bank
The following summarizes the services provided by Macquarie Bank and its subsidiaries to the Company for the period from January 1, 2003 through March 31, 2004:

	MCP	MCP Ltd.	Total
Accounting, administrative and IT services	$ 85,977	$ 238,884	$ 324,861
Subleased office space	42,435	340,312	382,747
	$ 128,412	$ 579,196	$ 707,608

Accounting, administrative and IT services are included in professional fees. Expenses relating to subleased office space are included in occupancy expense. At March 31, 2004, the Company had a balance due to Macquarie Bank of $125,004, which is included in accounts payable and accrued expenses.

During the period from January 1, 2003 through March 31, 2004, the Company earned office service fees of $53,669 from Macquarie Bank, its subsidiaries and affiliates. Placement agent fees of $12,021,375 were earned as a result of transactions involving Macquarie Bank, its subsidiaries and affiliates. At March 31, 2004, the Company had a receivable from Macquarie Bank and its subsidiaries of $17,456 included in accounts receivable.

Macquarie Bank (through a subsidiary) has issued to MCP a Revolving Credit Agreement and Note for up to $2 million. There were no borrowings by MCP on this Credit Agreement during the period January 1, 2003 through March 31, 2004.

4. Deferred Compensation Plans

The Company has two deferred compensation plans for its members. Under the first plan, members are granted deferred compensation awards which vest over three years and are allocated earnings from the underlying mutual fund investments selected by the members. Payroll and related costs are recorded as the plan vests. Approximately $1.76 million is recorded in payroll and related costs for the period from January 1, 2003 through March 31, 2004. The remainder of approximately $833,000 will be recorded in the future as vesting occurs.

The second deferred compensation plan is funded through contributions by management members. As of March 31, 2004, these funds totaled approximately $2.38 million and are fully vested. The Company invests the funds received in mutual funds selected by the members. Earnings from the mutual funds are charged to payroll and related costs. The funds will be paid out upon termination or retirement of participants.

5. Fixed Assets

Fixed assets consisted of the following at March 31, 2004:

Computer equipment and software	$ 394,931
Office furniture and equipment	188,692
Leasehold improvements	29,756
Accumulated depreciation	(403,522)
	$ 209,857

6. Income Taxes

As a limited liability corporation, MCP is not subject to U.S. income taxes. Taxable earnings of MCP flow through to the members and are subject to income taxes at the individual level. MCP Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. MCP Ltd. has a deferred tax asset that will be available to benefit taxable income in future years. A reserve allowance was established for the entire amount of the deferred tax asset.

7. Reserve Requirements and Net Capital Requirements

MCP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. MCP utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At March 31, 2004, MCP had net capital of $9,086,310, which exceeded required net capital by $8,737,962.

MCP claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	MCP	Effect of Consolidation of MCP Ltd.	Total Company
Total assets	$ 22,824,200	$ (1,808,492)	$ 24,632,692
Total liabilities	9,430,820	(1,808,492)	11,239,312
Total equity	13,393,380	-	13,393,380

The Company's investment in MCP Ltd. of $3,687,849 is not included as capital in computation of MCP's net capital under Rule 15c3-1.

MCP Ltd. is subject to maintenance of adequate Financial Resource Requirements (FRR) as promulgated by the Financial Services Authority (FSA) in the UK. MCP Ltd. was in compliance with its regulatory requirements at March 31, 2004.

8. Subsequent Events

On April 12, 2004, distributions of $1,725,125 and $1,080,429 were made to Class A and Class C members, respectively.

On April 28, 2004, a contribution of $3,720,450 was made by the Company to the deferred compensation plan discussed in Note 4.

SUPPLEMENTAL SCHEDULES

Macquarie Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2004

Net capital	
Total members' equity	$ 13,393,380
Investment in subsidiary	(3,687,849)
Other non-allowable assets	(468,604)
Other charges	(16,144)
Net capital before haircut	9,220,783
Haircut on securities	(134,473)
Net capital	$ 9,086,310
Aggregate indebtedness (AI)	$ 5,225,229
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 348,348
Excess net capital	$ 8,737,962
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 8,563,787

There are no differences between the above computation and the computation included on a non-consolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

Macquarie Capital Partners LLC
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2004

MCP claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, MCP is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

Macquarie Capital Partners LLC

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Members of
Macquarie Capital Partners LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Macquarie Capital Partners LLC (the "Company") for the period from January 1, 2003 through March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control activities and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 13, 2004